October 17, 2011

Mr. Karl Okamoto
Chair, Search Committee of the Board
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois 60015

Dear Mr. Okamoto,

Thank you for your letter dated October 16, 2011.

I continue to be very interested in serving as CEO of Cosi, Inc., but my candidacy is
fundamentally different than any other candidate you may be interviewing.

My offer to serve for $1 a year and bring a minimum of $10 million of new capital to
the table would seem to differentiate me vs. any other candidate you may be
interviewing, above and beyond my documented track record in the restaurant
industry. All of this together is integral to the plan.

Simply put, if the Board adopts my proposal submitted October 12, 2011, I would
definitely be interested in being interviewed by the Elliot Group as a potential CEO
to greatly enhance shareholder value as part of the restructuring of Cosi, Inc.

Since the Board has not responded to my proposal, are you telling me that there is
no process in which I can speak with the Board of Directors, or a portion of the
Board of Directors, other than the one you have outlined?

I am reaching out to you in a good faith effort to find common ground in a way that
would be most beneficial to *all* stakeholders of Cosi, Inc, starting with shareholders.

Sincerely,

Brad Blum

BLUM Growth Fund, LLC
250 Park Avenue South
Suite 510
Winter Park, FL 32789